Filed by Developers Diversified Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation

Registration Statement No. 333-100889

On December 16, 2002, JDN Realty Corporation disseminated the following press release:

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FOR IMMEDIATE RELEASE

Contact: Charles N. Talbert

Director of Investor Relations
(404) 262-3252

JDN REALTY CORPORATION ANNOUNCES CLOSING AGREEMENT WITH THE

INTERNAL REVENUE SERVICE

ATLANTA, GA (December 16, 2002) - On October 4, 2002, JDN Realty Corporation (“JDN”) entered into an Agreement and Plan of Merger with Developers Diversified Realty Corporation (“DDR”). As previously disclosed, one of the conditions to completion of the merger is JDN entering into a closing agreement with the Internal Revenue Service concerning its compliance with certain requirements for qualification as a real estate investment trust. On December 13, 2002, JDN entered into a closing agreement with the Internal Revenue Service addressing these matters. Pursuant to the closing agreement, JDN agreed to pay the Internal Revenue Service approximately $286,000. Pursuant to provisions in the merger agreement, the payment to the Internal Revenue Service, in addition to certain related fees and expenses, will reduce the amount that JDN may pay to its common stockholders in dividends for the fourth quarter of 2002 by approximately $.01 per share.

     JDN is a real estate company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. Headquartered in Atlanta, Georgia, JDN owns and operates directly or indirectly 99 properties, containing approximately 11.4 million square feet of gross leasable area, located in 20 states. The common stock and preferred stock of JDN are listed on the New York Stock Exchange under the symbols “JDN” and “JDNPrA,” respectively. You can learn more about JDN on the internet at www.jdnrealty.com.

Additional Information about the Merger and Where to Find it

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger transaction between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE TRANSACTION. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site,www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

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